UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or
[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                to
Commission file number: 001-07434
Aflac Incorporated 401(k) Savings
and Profit Sharing Plan

(Full title of the plan)
Aflac Incorporated

(Name of issuer of the securities held pursuant to the plan)
1932 Wynnton Road
Columbus, Georgia 31999

(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Committee
Aflac Incorporated 401(k) Savings
     and Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule 1 as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
June 26, 2009
Atlanta, Georgia

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31,

	2008	2007

Assets:
Investments (Note 5)	$142,979,285	$197,843,575
Participant loans	8,481,508	8,476,490
Cash	757,082	137,773
Accrued employer contribution	24,442	68,870
Accrued participant contribution	68	371,832
Accrued interest	—	32,543

Total assets	152,242,385	206,931,083
Liabilities:
Excess participant contributions payable	136,499	11,706
Other liabilities	33,893	—

Total liabilities	170,392	11,706

Net assets available for plan benefits before adjustments	152,071,993	206,919,377
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,576,832	60,088

Net assets available for plan benefits	$153,648,825	$206,979,465

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31,

	2008	2007

Contributions and transfers:
Participant withholdings	$11,542,839	$10,898,888
Participant transfers from other plans	580,715	1,069,304
Employer matching	4,375,523	4,111,018

Total contributions and transfers	16,499,077	16,079,210
Dividend income	4,728,995	8,671,029
Interest income	775,073	719,954
Net appreciation (depreciation) in fair value of investments (Note 5)	(64,613,315)	23,455,924
Distributions to participants	(10,642,384)	(10,775,151)
Administrative fees	(78,086)	(86,447)

Increase (decrease) in net assets	(53,330,640)	38,064,519
Net assets available for plan benefits:
Beginning of year	206,979,465	168,914,946

End of year	$153,648,825	$206,979,465

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
1. DESCRIPTION OF THE PLAN
     The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees); American Family Life Assurance Company of New York; Aflac International, Incorporated (excluding Japan Branch employees); and Communicorp, Incorporated (collectively “the Company”).
     The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the month, which coincides with or next follows the completion of thirty days of employment.

The Plan is administered by a plan administrator appointed by the Pension Committee of Aflac Incorporated’s Board of Directors. The majority of the Plan’s administrative expenses are paid by the Plan sponsor. A portion of the Plan’s administrative expenses is allocated to the Plan and is deducted from the investment earnings (losses) in participant accounts. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus on a pretax basis in increments of whole percentages of up to 50% in 2008 and 2007, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $15,500 for participants under the age of 50 and $20,500 for participants age 50 and older in 2008 and 2007. The first 1% to 6% of participants’ compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2008 and 2007, subject to certain limitations, the Company’s matching contribution was 50% of the portion of the participants’ contributions, which were not in excess of 6% of the participants’ compensation.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant’s interest in the Company’s matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant’s account.

(d)	Vesting

Participants are 100% vested in their contributions plus actual investment earnings or losses thereon.

Participants become vested in the Company’s matching contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
A participant’s interest in the Company’s matching contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company’s future matching contributions or plan expenses. At December 31, 2008, forfeited non-vested accounts totaled approximately $21,600, compared with approximately $69,900 a year ago. In 2008, forfeitures of approximately $291,900 were used to reduce matching contributions, compared with approximately $202,100 in 2007.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant’s employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock.

The Plan permits in-service withdrawals for participants who are 100% vested in the Company’s contribution and have attained age 59 1/2.

(f)	Loans

Participants are allowed to borrow funds from their accounts. The minimum amount of any loan is $1,000. Participants may have up to two active loans from their account at any time. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:
a.	50% of the participant’s vested benefit (as defined by the Plan document); or

b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.
All participant loans carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant’s principal residence from the date the loan is made and are secured by the balance in the participant’s account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 3.25% at December 31, 2008, compared with 7.25% at December 31, 2007. Participant loans are stated at cost, which approximates fair value.

(g)	Transactions With Parties-in-Interest

As of December 31, 2008 and 2007, the statements of net assets available for plan benefits include the following investments and participant loans with parties-in-interest to the Plan.

	2008	2007

Aflac Incorporated common stock	$75,719,975	$100,026,802
Merrill Lynch Retirement Preservation Trust*	11,343,930	6,544,973
Merrill Lynch Equity Index Trust	2,151,339	3,562,533
Participant loans	8,481,508	8,476,490

*Includes adjustment to contract value of $1,576,832 in 2008 and $60,088 in 2007

2. SUMMARY OF ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments are stated at fair value. Investments in mutual funds and common shares are stated at fair value based upon market quotations obtained from national security exchanges. Investments in common/collective trusts are valued based on the quoted market prices of the underlying assets held in the fund, except for the Merrill Lynch Retirement Preservation Trust.

The Merrill Lynch Retirement Preservation Trust, a common/collective trust, primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Accordingly, the Plan’s investment in units of the Merrill Lynch Retirement Preservation Trust is presented at fair value in the Statements of Net Assets Available for Plan Benefits, with an adjustment to its contract value separately disclosed, as provided in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants (AICPA) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The Merrill Lynch Retirement Preservation Trust fund’s reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(c)	Distributions

Distributions to participants are recorded when paid.

(d)	Fair Value of Financial Instruments

Investments are stated at fair value. Participant loans are stated at cost, which approximates fair value. The carrying amounts for cash, receivables, and payables approximated their fair values due to the short-term nature of these instruments.

(e)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data corroborated by independent sources while unobservable inputs reflect market assumptions that are not observable in an active market or are developed internally. These two types of inputs create three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market.

This standard applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. Where applicable, this standard codifies related guidance within GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted the provisions of SFAS 157 as of January 1, 2008. The adoption of this standard did not have an impact on the Plan’s net assets available for plan benefits or the changes in net assets available for plan benefits.

(f)	Reclassifications

Certain reclassifications have been made to prior-year amounts to conform to reporting classifications in the current year. These reclassifications had no impact on net assets available for plan benefits or the changes in net assets available for plan benefits.

3. FEDERAL INCOME TAXES
     The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
     Participants in the Plan are not subject to federal and state income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant’s named beneficiary in the event of death.
4. PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
5. INVESTMENT FUNDS
     The following table presents the fair value of individual investments that exceeded 5% of the Plan’s net assets as of December 31:

	2008		2007

Mutual funds:
Davis New York Venture Fund	$	*	$11,781,067
Dodge & Cox Balanced Fund		18,394,352	26,748,609
Dodge & Cox Stock Fund		11,269,773	20,945,896
Common/collective trust funds:
Merrill Lynch Retirement Preservation Trust**		11,343,930	*
Aflac Incorporated common stock		75,719,975	100,026,802

*Investment did not exceed 5% of the Plan’s net assets at the end of the respective period
**Includes adjustment to contract value of $1,576,832 in 2008
     During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Aflac Incorporated common stock	$(27,248,851)	$26,658,094
Mutual funds	(36,088,623)	(3,353,767)
Common/collective trust funds	(1,275,841)	151,597

Total net appreciation (depreciation) in fair value of investments	$(64,613,315)	$23,455,924

     SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These two types of inputs create three valuation hierarchy levels. The following table presents the fair-value hierarchy levels of the Plan’s assets under SFAS 157 that are measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total

Assets:
Investments	$131,060,848	$11,918,437	$—	$142,979,285

Total assets	$131,060,848	$11,918,437	$—	$142,979,285

     The fair value of our investments categorized as Level 1, consisting of mutual funds and common stock, is based on quoted market prices for identical securities traded in active markets that are readily and regularly available to us. The fair value of our investments categorized as Level 2, consisting of common/collective trusts, is based on quoted prices for similar assets in markets that are not active, other inputs that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates, or other market corroborated inputs.
     The Plan does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2008.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2008	2007

Net assets available for plan benefits	$153,648,825	$206,979,465
Deemed distributions	(54,419)	(59,664)

Net assets available for plan benefits — Form 5500	$153,594,406	$206,919,801

     Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.
     The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31:

	2008	2007

Increase (decrease) in net assets per statement of changes in net assets available for plan benefits	$(53,330,640)	$38,064,519
Deemed distributions	(12,761)	(44,526)
Deemed distributions paid	9,545	3,102
Deemed distributions written off	8,461	—

Net income — Part II Line K Form 5500	$(53,325,395)	$38,023,095

     Paid deemed distributions are cash receipts on defaulted participant loans of active participants disallowed on Form 5500 in previous years. Deemed distributions written off represent those defaulted loans that had not been removed from plan assets until the current year but that had been disallowed on Form 5500 in previous years.

SCHEDULE 1
Aflac Incorporated 401(k) Savings and Profit Sharing Plan
EIN: 58-1167100 PN: 004
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008

Identity of Issue and Description of Investment	Shares/Units	Current Value

Common/Collective Trusts
Merrill Lynch Retirement Preservation Trust*	11,343,930	$11,343,930
Merrill Lynch Equity Index Trust*	194,691	2,151,339

Total Common/Collective Trusts		13,495,269

Mutual Funds
Davis New York Venture Fund	310,887	7,414,645
Dodge & Cox Balanced Fund	358,844	18,394,352
Dodge & Cox Stock Fund	151,537	11,269,773
Columbia Acorn Fund	113,348	2,007,400
Artio International Equity Fund Class A	193,784	4,656,620
American Funds Growth Fund of America	249,121	5,092,030
American Funds Europacific Growth Fund	77,108	2,155,174
Columbia Total Return Bond Fund	443,134	3,890,716
Managers Special Equity Fund	15,058	460,163

Total Mutual Funds		55,340,873

Aflac Incorporated common stock*	1,651,832	75,719,975

Participant loans (2,487 loans outstanding with zero cost, interest rates from 5.25% to 11.5% and maturity dates of less than one year to 10 years)*		8,427,089

Total		$152,983,206

*Indicates a party-in-interest to the Plan
See accompanying report of independent registered public accounting firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Date:	June 26, 2009	By:	/s/ Casey Graves

Casey Graves
Vice President
Human Resources

Exhibit Index
      23  —  Consent of Independent Registered Public Accounting Firm